Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, CA 92121

September 30, 2013

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq.

Re:	Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

Confidentially Submitted August 12, 2013

CIK No. 1438133

Responses to Staff comments made by letter dated September 6, 2013

Dear Ms. Breslin:

Set forth below are the responses of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), to comments made by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated September 6, 2013 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (File No: 377-00285), which the Company confidentially submitted on August 12, 2013 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is confidentially submitting Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff prior to the public filing of the Registration Statement. The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the Company is also supplementally providing the Staff a support binder (the “Support Binder”), which provides the backup and support information requested by the Staff in the Comment Letter. For the convenience of the Staff, the information included in the Support Binder is organized by numbered tabs which correspond with the numbered Staff comments in the Comment Letter that request the responsive information.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Artwork

1.	Please note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. Text such as “touch simplicity,” “advanced technology,” and “manufacturing excellence” does not appear necessary to explain the visuals. Additionally, it is unclear why the visuals and accompanying text in the right column on the third page of your graphics is necessary. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has revised the artwork to remove the referenced text (e.g., “touch simplicity,” “advanced technology,” and “manufacturing excellence”). In addition, the visuals and accompanying text in the right column of the third page (collectively, the “Icons”) have been removed from their prior location and have been inserted in the area immediately surrounding the picture of the t:slim product on the first page. The artwork submitted with the Registration Statement reflects these revisions.

The Company believes moving and retaining the Icons is appropriate as each of the Icons identifies a key feature of t:slim that is described in greater detail in the Registration Statement (e.g., “Business – Our Solution”, “Business – Our Technology Platform”, “Business – Our Products”). In addition, the Icons are accompanied by descriptive text, which immediately help the reader understand their purpose. Moreover, by placing the Icons in the space immediately surrounding t:slim in the graphic, the Company believes it is more apparent to investors that the features represented by the Icons apply directly to t:slim.

2.	We note that the third page of the front graphics and on the back prospectus cover page include products that you do not design, develop or sell or that are currently in development. Given the prominence of the artwork, it is inappropriate to include products that you do not sell or that are in development, have not been approved by regulatory agencies, and may never generate revenue in such a prominent manner. Please revise.

Company Response:

In response to the Staff’s comment, the Company has revised the graphics on the third page and on the back prospectus cover page to remove products that the Company does not design, develop or sell or that are not currently in development. The artwork submitted with the Registration Statement reflects these revisions.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Market and Industry Data and Forecasts, page ii

3.	We note your statement that forecasts are “particularly likely to be inaccurate.” It is unclear why you believe it is appropriate to include such information in a registration statement. Please remove this language disclaiming responsibility for your disclosure and remove any forecast that is likely to be inaccurate.

Company Response:

The “Market and Industry Data and Forecasts” legend has been revised as requested. Please see page ii of the Registration Statement. In addition, the Company confirms that it believes the Registration Statement does not include any forecasts that are likely to be inaccurate.

Prospectus Summary, page 1

4.	Please revise the italicized introductory paragraph to clarify that the Summary discusses all material aspects of the offering. Refer to Item 503(a) of Regulation S-K.

Company Response:

The introductory paragraph of the “Prospectus Summary” section has been revised as requested. Please see page 1 of the Registration Statement.

Overview, page 1

5.	We note your disclosure highlighting sales in the year ended December 31, 2012 and six-month period ended June 30, 2013. Please balance your disclosure by highlighting your net losses in these periods. Also disclose the accumulated deficit as of June 30, 2013.

Company Response:

The fifth paragraph of the “Prospectus Summary – Overview” has been revised as requested. In addition, the second paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” section and the fourth paragraph of the “Business – Overview” section have been revised to provide parallel disclosure. Please see pages 1, 48 and 63 of the Registration Statement.

6.	In the first paragraph, please revise to clarify what you mean by “Micro-Delivery Technology.” In the fourth paragraph, please briefly explain the significance of your pump being one of the first cleared under the FDA’s Infusion Pump Improvement Initiative. Finally, in the fifth paragraph, please revise to disclose the basis for your belief that you have an opportunity to “rapidly” increase sales.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Company Response:

The first paragraph of the “Prospectus Summary – Overview” section, the first paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” section and the first paragraph of the “Business – Overview” section have been revised to clarify the meaning of “Micro-Delivery Technology.” The fourth paragraph of the “Prospectus Summary – Overview” section has been revised to explain the significance of obtaining clearance under the FDA’s Infusion Pump Improvement Initiative. The sixth paragraph of the “Prospectus Summary – Overview” section and the fifth paragraph of the “Business – Overview” section have been revised to explain why the Company believes it can rapidly increase sales. Please see pages 1, 2, 48 and 63 of the Registration Statement.

7.	We note your statement in the third paragraph here and in the third paragraph on page 2 regarding the size of the target market. Please revise to identify the source of this data.

Company Response:

The third paragraph of the “Prospectus Summary – Overview” section and the third paragraph of the “Prospectus Summary – The Market” section have been revised as requested. In addition, the third paragraph of the “Business – Overview” section and the third and fourth paragraphs of the “Business – The Market” section have been revised to provide parallel disclosure. Please see pages 1, 2, 63 and 64 of the Registration Statement.

8.	Please provide us support for your statement in the fifth paragraph that a significant number of customers have converted from multiple daily injection to t:slim for their insulin therapy, and tell us, with a view toward disclosure, what percentage of your customers converted.

Company Response:

The Support Binder includes the requested support for the disclosures in the Registration Statement indicating that a significant number of customers have converted from multiple daily injection to t:slim for their insulin therapy. The supporting documentation being provided is a graph report from the Company’s internal Customer Resource Management System. As the report indicates, each of the 3,103 customers who purchased a t:slim pump from the Company through the period ended June 30, 2013 were provided with a survey to complete, which requests information with respect to, among other things, the type of insulin therapy from which the customer is converting when making a decision to purchase the t:slim pump. Of this amount, 2,101 customers, or approximately 67% of the total customers surveyed, provided a response to the survey. Of those respondents, approximately 62% indicated that they were converting from another insulin pump to the t:slim pump. The remaining 38% of respondents indicated that they were converting from multiple daily injections. The Company believes that these results support the Company’s disclosure that a significant number of customers have converted from multiple daily injection therapy. Please see tab 8 of the Support Binder. In accordance with applicable privacy and HIPAA regulations, protected customer healthcare information has been redacted.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

The Market, page 2

9.	We note the inclusion of third-party data in the prospectus, such as the market data from The International Diabetes Federation, the National Diabetes Information Clearinghouse, JDRF and others. Please provide us with copies of the sources of this data, clearly marking the relevant sections of the reports that support the data you have included in the prospectus and the page number of your prospectus where such data has been used. Also tell us whether the data was commissioned for use in connection with the Registration Statement.

Company Response:

The Support Binder includes the requested support for the third-party data in the “Overview – The Market” section and the “Business – The Market” section. As requested, the supporting documents have been clearly marked to show the portions that support the data in the Registration Statement and the page numbers of the Registration Statement where such data has been used. Please see tab 9 of the Support Binder.

Certain of the market and industry data included in the Registration Statement was prepared by Close Concerns, Inc., an independent consulting and information publishing company that provides diabetes advisory services (“Close Concerns”). Close Concerns regularly publishes reports and articles focused on the diabetes industry, including with respect to industry conferences and events, diabetes-related products and treatments, and private and public companies involved with the industry. In some cases, these reports and articles reflect the compilation of publicly available information from sources such as the International Diabetes Federation and the American Diabetes Association. In other cases, they include information gathered from surveys conducted by Close Concerns or opinion-based content that may reflect the independent conclusions of Close Concerns or its representatives.

In response to the Staff’s comment, the Company advises the Staff that the Company requested that Close Concerns compile certain market and industry information. Close Concerns used this information to create a summary market report for the Company’s use in connection with the Registration Statement (the “Close Concerns Report”). The Close Concerns Report is based on the compilation of information that was already available to Close Concerns in the ordinary course of its business. While the Company paid Close Concerns for its services in connection with the preparation of the Close Concerns Report, Close Concerns was not commissioned by the Company to conduct additional research or seek out information not already in its possession. The full text of the Close Concerns Report is included under tab 9 of the Support Binder.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

10.	Please tell us how you calculated the 7% “annual increase in pump use” as disclosed on page 2, including any assumptions used. Also tell us whether the rate calculated takes into account patients who return to insulin injections or otherwise stop using the pump.

Company Response:

The Close Concerns Report provides support for a 5% annual increase in pump use rather than the 7% annual increase disclosed in the Registration Statement. The fifth paragraph of the “Prospectus Overview – The Market” section and the second-to-last paragraph of the “Business – The Market” section have been revised accordingly. Please see pages 2 and 66 of the Registration Statement.

The Close Concerns Report has been clearly marked to show the portions that support the data in the Registration Statement and the page numbers of the Registration Statement where the data has been used. Please see tab 10 of the Support Binder.

The Company does not know whether the rate calculated takes into account patients who return to insulin injections or otherwise stop using the pump.

Our Solution, page 3

11.	We note your disclosure here and elsewhere concerning use of the “science of human factors” to guide your product development process. Please revise to explain how your approach is “fundamentally different from the traditional medical device development process.”

Company Response:

The Company respectfully submits that the first three sentences of the first paragraph of the “Prospectus Summary – Our Solution” section and of the first paragraph of the “Business – Our Solution” section already explain how the Company’s approach is fundamentally different from the traditional medical device development process. In particular, these disclosures provide that the Company’s approach (i) is consumer-focused, (ii) utilizes extensive market research to ascertain consumer demands and then designs products to meet those demands, and (iii) applies the science of human factors to the development process to optimize use of the product. The Company believes that each of these factors make the Company’s approach different from the traditional medical device development process. However, in response to the Staff’s comment, the Company has modified the disclosure in each of these sections to further clarify the basis upon which the Company believes its approach is fundamentally different. Please see pages 3 and 67 of the Registration Statement.

12.	Please provide us objective, independent support for your statements here and in your Business section regarding the superior or unique design and performance of your insulin pump. By means of nonexclusive example, we note your statements that t:slim is the “slimmest and smallest durable insulin pump on the market” and that it is “capable of delivering the smallest increment of insulin to users of any pump currently available.”

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Company Response:

The Support Binder includes the requested support for the referenced statements regarding the design and performance of the Company’s insulin pump in the “Prospectus Summary – Our Solution” section and in the “Business – Our Solution” section. The supporting documents have been clearly marked to show the portions that support the data in the prospectus and the page numbers of the prospectus where the data has been used. Please see tab 12 of the Support Binder.

Implications of being an Emerging Growth Company, page 5

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response:

The Company confirms that, to date, neither the Company nor anyone authorized to act on its behalf has provided written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company confirms that, to its knowledge, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering. The Company undertakes that if, during the registration process, there are any such presentations to potential investors made in reliance on Section 5(d) of the Securities Act, or if the Company becomes aware of any research reports distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering, that it will supplementally provide the requested materials to the Staff.

Risk Factors, page 10

14.	We note your risk factor beginning on page 10 combining the risks relating to reliance on a sole product and the risks relating to market acceptance of your product. Please revise to provide separate risk factor disclosure for each of these distinct risks. Please also add risk factor disclosure that discusses the risks relating to market adoption of your insulin pump as compared to traditional injection therapy, separate from a discussion of risks relating to adoption of your pump technology compared with established pump technology. Also add appropriate risk factor disclosure of the risks associated with the relatively short life span of the t:slim product, or tell us why you do not believe such disclosure is required.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Company Response:

The “Risk Factors” section has been revised to include separate risk factors relating to the risks associated with reliance on a sole product and the risks associated with market acceptance of t:slim. Please see pages 10 and 11 of the Registration Statement.

With respect to the portion of the Staff’s comment requesting that the Company add a new risk factor to address the risks relating to market adoption of t:slim as compared to traditional injection therapy, as well as of the adoption of t:slim as compared with established insulin pump technology, the Company respectfully submits that such a risk factor should not be required. The Company believes it has already provided adequate disclosure to address these risks in several other risk factors as discussed in greater detail below. The Company respectfully refers the Staff to the response to Staff comment #26. However, notwithstanding the foregoing, based on a continuing assessment of the risks attendant to its business, the Company has added disclosure to the risk factor that begins with “[t]he failure of t:slim to achieve and maintain… “ acknowledging that t:slim may be perceived to be more complicated or less effective than traditional insulin therapies, and people may be unwilling to change their current treatment regimens in response. Please see page 11 of the Registration Statement.

With respect to the portion of the Staff’s comment requesting that the Company add a new risk factor to address the life span of t:slim, the Company also respectfully submits that an additional risk factor should not be required. First, the Company already provides disclosure in several places in the Registration Statement regarding the minimum period over which it anticipates t:slim will remain effective. For example, in the risk factor that begins with “[o]ur ability to grow our revenue… “ the Company discloses that t:slim is designed and tested to remain effective for four years. In addition, under the heading “Warranty Reserve” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies Involving Management Estimates and Assumptions” section, the Company discloses that it provides a four-year warranty on t:slim to its end user customers. The Company believes that these and other similar disclosures in the Registration Statement clearly articulate the Company’s expectations with respect to the minimum anticipated life of t:slim. Second, the Company believes that the anticipated life span and warranty period associated with t:slim is typical among similar medical device products. In addition, the period is comparable to many consumer electronics products. As a result, the Company believes that there are no unique risks associated with the anticipated life span of t:slim or the associated warranty period. Therefore, the Company believes the inclusion of an additional risk factor to address this topic would not be helpful to an investor’s understanding of the risks associated with t:slim or the Company’s business.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Our financial performance..., page 32

15.	With a view toward disclosure, please explain the basis for your belief that the t:slim product is not subject to the 2.3% annual excise tax on medical devices.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that, following consultation with its professional advisors, the Company believes t:slim qualifies as an exempt device pursuant to the retail exemption provided under Treasury Regulation §48.4191-2(b)(2). The risk factor that begins with “[o]ur financial performance may be adversely affected…” has been updated to briefly address the applicable exemption. Please see page 32 of the Registration Statement.

Use of Proceeds, page 41

16.	Please refer to Regulation S-K, Item 504 and revise to disclose the approximate dollar amount of proceeds intended for each stated purpose.

Company Response:

As disclosed in the Registration Statement, the Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon completion of the offering or the amounts that it will actually spend on the particular uses, and the amounts and timing of the actual use of proceeds will vary depending on numerous factors. However, in response to the Staff’s comment, and with a view towards compliance with Item 504 of Regulation S-K, the third paragraph of the “Use of Proceeds” section has been revised to include disclosure intended to provide an estimated range of the net proceeds of the offering that the Company intends to use for each stated purpose. Please see page 41 of the Registration Statement.

Please note that the Company has not yet included a price range in the Registration Statement and so the actual dollar amounts to be included in the estimated range of the net proceeds of the offering to be used for each stated purpose have not been included. The Company expects to include the estimated range of dollar amounts in the pre-effective amendment to the Registration Statement in which pricing information is included.

Capitalization, page 43

17.	Please revise to remove cash and cash equivalents from the table on page 43 since this is not a component of capitalization for purposes of this disclosure.

Company Response:

The referenced table in the “Capitalization” section has been revised as requested. Please see page 43 of the Registration Statement.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Management’s Discussion and Analysis, starting on page 48

Comparison of Six Months..., page 50

18.	Please revise to disclose what portion of your revenues was derived from pump-related supplies and accessories. Please also disclose whether your margins for pump-related supplies and accessories materially differ from your t:slim margins.

Company Response:

The disclosure under the headings “Sales” and “Cost of Sales and Gross Profit” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Six Months Ended June 30, 2013 and 2012” section have been revised as requested. Please see pages 50 and 51 of the Registration Statement.

Liquidity and Capital Resources, page 52

19.	Please revise to disclose your estimated working capital needs and capital expenditures over the next year and discuss plans to fund your liquidity requirements.

Company Response:

In response to the Staff’s comment, the Company respectfully submits that the requested information has already been provided in the Registration Statement. Disclosure under the heading “Financing Activities” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section provides that the Company’s primary short-term capital needs, including capital expenditures, relate to:

•	support of commercialization efforts related to current and future products;

•	improvements in manufacturing capacity and efficiency;

•	new research and product development efforts;

•	payment of quarterly interest due under the term debt agreement;

•	the acquisition of equipment and other fixed assets;

•	facilities expansion needs; and

•	potential up-front, milestone or reimbursement of costs payments under R&D collaborations.

The Company believes that these items reflect the most likely uses of cash in the short-term. However, the Company cannot predict with certainty all of the particular uses of cash in the short-term, nor can it predict the amounts and timing of the uses of cash, and the amounts and timing of the uses of cash will vary depending on numerous factors. The Company directs the reader to the “Risk Factors” section for a discussion of the material factors that may impact future capital funding and liquidity requirements.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

In addition, disclosure in the first paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” section provides that the Company expects its liquidity requirements will be met for at least the next 18 months through the use of (i) available cash, (ii) proceeds from the offering, (iii) cash available under the term loan agreement with Capital Royalty Partners, and (iv) proceeds from the exercise of options. The disclosure further provides that if cash generated from operations is insufficient to satisfy working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. However, the Company does not currently have any specific additional plans to fund its additional liquidity requirements beyond the anticipated closing of the offering. Please see pages 52 to 54 of the Registration Statement.

Contractual Obligations and Commitments, page 55

20.	We note your disclosure prior to the table that subsequent to fiscal year end, you entered into the term loan agreement with Capital Royalty Partners. Please revise to quantify, either with the statement prior to the table, by footnote to the table or otherwise, the payments due to Capital Royalty Partners for the periods presented in the table.

Company Response:

The referenced table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations & Commitments” section has been revised by adding a footnote as requested. Please see page 55 of the Registration Statement.

Critical Accounting Policies and Management Estimates and Assumptions

Stock Based Compensation, pages 57-61

21.	We reference the discussion on pages 57-60 of the use of third-party valuation specialists for the valuation of capitalized intellectual property, common stock and option grants. Please tell us the extent of the reliance that that you placed on the work of the third party specialists. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the estimated fair value of its common stock for the referenced time periods was determined by the board of directors with input from management, and the estimated fair value of the capitalized intellectual property for the referenced time periods was determined by management, in each case after considering multiple objective and subjective factors, including contemporaneous valuation reports prepared by a third-party. These other factors included, but were not limited to, consideration of external market conditions affecting the medical device industry, trends within the medical device industry, the Company’s historical and projected results of operations and financial position, the Company’s stage of development and business strategy, and the likelihood of achieving a liquidity event such as an initial public offering (and the potential value of any such liquidity event). Although the board of directors and management

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

considered such contemporaneous valuation reports as one factor in their analysis, such valuations were not the sole factor considered by the board of directors as it related to determining the estimated fair value of common stock and by management as it related to the estimated fair value of capitalized intellectual property. As a result, and in accordance with Rule 436 of the Securities Act (and Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections issued in connection therewith), the Company respectfully submits that the consent requirements in Section 7(a) of the Securities Act are not applicable to the Company with respect to the references to third-party valuation reports mentioned on pages 58 to 62 of the Registration Statement.

The Company has revised several paragraphs within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies Involving Management Estimates and Assumptions” section to clarify that the contemporaneous valuations were only one of several factors considered by the board of directors in determining the fair value of the common stock and by management in determining the estimated fair value of capitalized intellectual property. Please see pages 55 to 62 of the Registration Statement.

22.	Please tell us whether you have had any preliminary pricing discussions with your underwriters. If so, please tell us about the substance of those discussions and whether they were considered in determining the estimated fair value of your common stock.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it discussed preliminary enterprise values with its underwriters in July 2013. The discussions considered numerous factors, including the then-current market conditions, forecasted Company revenues and trends within the medical device industry. Several of the assumptions used by the underwriters in developing these preliminary values are consistent with assumptions used by the Company in estimating the enterprise value to determine the fair value of the common stock as discussed on pages 58 to 62 of the Registration Statement. The Company also compared the underwriters’ preliminary estimates to the enterprise values supporting the fair value of the common stock for the IPO exit scenarios.

The underwriters have not provided the Company with any formal valuation of the Company through the date of this response letter. The Company will advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s stock.

23.	After pricing information is available, please revise to provide a specific discussion of each significant factor contributing to significant differences between the estimated fair value of your stock and the estimated IPO price (or pricing range) for the 12 months prior to the IPO. Please note that we are deferring final evaluation of share-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it will update its disclosure as requested when it files a pre-effective amendment to the Registration Statement in which pricing information is included.

24.	Please explain how you determined the estimated fair value of $15 per share in January 2012 through July 2012. We note that the convertible preferred stock issuances were at a significantly lower price. In addition, further clarify the reason that the estimated fair value per common share was lowered to $2.96 in March 2013. Please explain the specific developments and circumstances that resulted in a significantly lower valuation.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it determined the estimated fair value of the common stock of $15.00 per share for shares issued from January 2012 through July 2012 utilizing the DCF and Guideline Company Methods and an OPM allocation method as described on pages 58 to 62 of the Registration Statement. This fair value was used to determine the grant date fair value of the 25,700 stock options issued during that period. All prices per share associated with events and transactions prior to July 17, 2012 are reflected on a 20:1 reverse stock split basis.

The Company acknowledges that the $4.40 price per share of the Series D convertible preferred stock issued in 2012 and 2013 was significantly less than the $44.00 price per share of the Series C convertible preferred stock issued in 2009 and 2010 and the $15.00 fair value of the common stock issued from January 2012 through July 2012.

The Company received FDA clearance for the t:slim product in November 2011, and elected to pursue a longer-term financing effort to raise capital via a private financing at a targeted valuation above its post-Series C financing to fund its commercialization efforts and operational needs. In March 2012, the Company received a proposal from a new investor to participate in the next round of preferred stock financing that was comparable to the Series C convertible preferred stock value of $44.00, but included a minimum dollar amount to be raised requirement that was not achieved. The Company believed that a financing at a similar valuation was achievable in the near future. Late in the second quarter of 2012, the Company received interest from other new potential investors indicating a pre-money valuation of the Company of approximately $4.40 per share. The significantly lower valuation was proposed as a result of perceived risks associated with the volatile financial market, the Company’s lack of commercialization at that point, the cash requirements historically required by peer companies in the early stages of their commercialization, and estimates of cash needs to obtain profitability. Separate from the low proposed share price, other terms proposed by the new potential investors were deemed to be unacceptable by the

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

board of directors. In August 2012, the Company commenced a Series D convertible preferred stock financing (which was primarily with existing stockholders) in the proposed valuation range, which equated to $4.40 per share as the Company was unable to close the financing with new potential investors on better terms.

The lower estimated enterprise value of the Company in August 2012 and the significant increase in dilution to the common stockholders as a result of the Series D financing and the preferences granted to the Series D convertible preferred stockholders, including fully participating liquidation provisions, significantly reduced the estimated fair value of the common stock immediately following the Series D financing, which was determined to be $0.94. Prior to the Series D financing, assuming conversion, there were 4.6 million fully diluted common stock equivalents outstanding versus 16.9 million fully diluted common stock equivalents outstanding after the issuance of the first tranche of Series D convertible preferred stock. Further dilution of the common stock occurred with subsequent closings of the Series D convertible preferred stock in November 2012 and April 2013.

The Company began shipping its products in August 2012, within weeks of the first closing of the Series D financing, and began focused selling efforts in October 2012. The Company began to have better insight into the market’s acceptance of its product and expanded its sales force during the first half of 2013. In May 2013, the Company began to evaluate the probability and timing of its next financing, including a potential IPO. The fair value of the Company’s common stock as of March 31, 2013 was reassessed based on three potential scenarios to arrive at a concluded common stock value—non-IPO or stay private, early IPO and late IPO. The non-IPO or stay private scenario was weighted at 70%, the early IPO scenario at 20% and the late IPO scenario at 10%. Factors taken into consideration for this reassessment include new developments in the Company’s business, the completion of the Series D financing on April 1, 2013 and the application of the hybrid method to value the Company’s common stock. As a result, the fair value of the Company’s common stock as of March 31, 2013 was determined to be $2.96 per share.

25.	Please disclose how you considered the convertible preferred stock issuances in fiscal 2012 and 2013 in the valuation of your common shares. We note that the preferred issuances were at $4.40 per share in fiscal 2012 and 2013 and that the estimated value of common shares during this period from page 61 was significantly different. We also note that preferred shares convert to an equal number of common shares.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the Company considered the Series D financing in its valuation of common stock subsequent to the Series D financing. As discussed in the response to comment #24 above, the lower estimated enterprise value of the Company in August 2012, and the significant increase in dilution as a result of the Series D financing and preferences granted to the Series D convertible preferred stockholders, including fully participating liquidation

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

provisions, significantly reduced the estimated fair value of the common stock post Series D financing from $15.00 (post-stock split) per share of common stock to $2.96. Prior to the Series D financing, assuming conversion, there were 4.6 million fully diluted common stock equivalents outstanding versus 16.9 million fully diluted common stock equivalents outstanding after the issuance of the first tranche of Series D convertible preferred stock.

The Company acknowledges that the Series D convertible preferred stock converts into an equal number of shares of common stock. However, the Company notes that the Series D convertible preferred stockholders have significant preferences over the common stockholders, including liquation preferences, dividend rights, conversion rights, anti-dilution protections and voting rights. Accordingly the Company believes the lower valuation of the common stock of $2.96 and $3.78 as compared to the Series D convertible preferred stock of $4.40 is appropriate.

Our Solution, page 67

26.	In an appropriate section of your document, please balance your disclosure regarding the advantages of your technology with any material challenges of the technology. In this regard, we note the disadvantages section of the table on page 64 is provided as comparison between injections and pumps generally, and is not specific to your technology compared with traditional injection therapy or other insulin pumps.

Company Response:

In response to the Staff’s comment, the Company respectfully submits that it should not be required to provide additional disclosure regarding the material challenges of its technology whether compared to injection therapy or other insulin pumps. The Company already provides disclosure in several places in the Registration Statement regarding the various challenges and risks that are specific to the t:slim product. For example, in the risk factor that begins with “[w]e currently rely on sales of t:slim to generate… “ the Company discloses that sales may be negatively impacted by many factors, including (i) problems arising from manufacturing operations, (ii) changes in reimbursement rates or policies, (iii) claims of intellectual property infringement, and (iv) adverse regulatory or legal actions. In addition, in the risk factor that begins with “[t]he failure of t:slim to achieve and maintain… “ the Company discloses that there are challenges associated with, among other things, (i) educating people as to the distinct features and benefits of t:slim as compared to competitive products, (ii) lack of evidence supporting the safety, ease-of-use or other benefits of t:slim over competitive products or other treatment methodologies, (iii) perceptions about the risks of using t:slim or similar products or technologies, and (iv) the introduction of competitive products. The Company believes that these and other similar disclosures in the Registration Statement clearly articulate the most significant risks and challenges associated with the t:slim product and the Company’s reliance on this product.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Sales and Marketing, page 75

27.	We note your disclosure on page F-10 indicating that you have customers that accounted for greater than 10% of your revenues. Please revise your disclosure to identify these customers. Refer to Regulation S-K, Item 101(c)(1)(vii).

Company Response:

The third paragraph of the “Business – Sales and Marketing” section has been revised in response to the comment. In addition, note 2 to the Company’s financial statements has been revised to identify the customers. Please see pages 75 and F-10 of the Registration Statement.

Third-Party Reimbursement, page 77

28.	We note your disclosure on page 77 indicating that your products are described by existing codes for Medicare reimbursement and your disclosure on page 11 that many third-party payors look to CMS coverage determinations when setting their own coverage policies. Accordingly, please expand your disclosure to address existing CMS reimbursement coverage for insulin pumps and disposable cartridges and discuss any trends related to CMS reimbursement policies.

Company Response:

The second paragraph of the “Business – Third-Party Reimbursement” section has been revised as requested. Please see page 77 of the Registration Statement.

29.	We refer to your disclosure on page 4 concerning your intent to add third-party payors and your disclosure on page 12 indicating that traditional insulin pump suppliers enjoy competitive advantages because they have established relationships with healthcare providers and third-party payors. Accordingly, please expand your discussion of third-party reimbursement to compare the size of your third-party payor coverage relative to that of your competitors’. Also, we note that your disclosure on page 70 indicates that there are “areas where you have concentrated (y)our initial sales.” Accordingly, please expand your disclosure, as applicable, to identify geographic regions, market segments or other areas where you have concentrated your initial sales efforts.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Company Response:

The sixth paragraph of the “Business – Our Strategy” section has been revised to expand the Company’s discussion of the scope of its initial sales efforts. In addition, the third paragraph of the “Business – Third-Party Reimbursement” section has been revised to expand the Company’s discussion of its third-party payor coverage relative to that of its competitors. Please see pages 70 and 77 of the Registration Statement.

Research and Development, page 78

30.	Please expand your discussion of the agreements with DexCom and JDRF to describe more fully the payment provisions of the agreements. For instance, describe and quantify the milestone payments and clarify whether the licenses provide for royalty payments. If so, please quantify. Finally, please clarify the intellectual property status of any products jointly developed with JDRF.

Company Response:

The second and third paragraphs of the “Business – Research and Development” section have been revised as requested. Please see page 79 of the Registration Statement.

With respect to the DexCom agreement, the Company has provided additional disclosure regarding the applicable license fees, milestone payments and royalty rates. It has also expanded the description of the termination provisions, including any potential associated payments.

With respect to the JDRF agreement, the Company has provided additional disclosure regarding the amount and terms of research funding and the payment of royalties. It has also expanded the description of the termination provisions, including any potential associated payments. Finally, it has clarified the ownership status of intellectual property developed under the agreement.

Clinical Advisory Board, page 79

31.	Please expand your disclosure to clarify how members of the board are compensated.

Company Response:

The “Clinical Advisory Board” section has been revised as requested. Please see page 79 of the Registration Statement.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Intellectual Property, page 79

32.	We note your risk factor disclosure on page 25 indicating that two U.S. patents and various other pending patents are particularly important to the pumping mechanism and therefore the functionality of your products. Please revise your disclosure on page 79 to specifically identify the particular patents and patents pending referenced in the risk factor.

Company Response:

The second paragraph of the “Business – Intellectual Property” section has been revised to identify the two U.S. patents referenced in the risk factor. Please see page 80 of the Registration Statement.

However, the Company respectfully submits that it should not be required to identify specific pending patent applications. The Company believes the prosecution of pending patent applications is unpredictable. Because these applications are still undergoing examination by patent authorities, whether any claims may ultimately issue from these applications, and the scope of any such issued claims, is highly uncertain. In addition, some of the Company’s patent applications were filed so recently that they have not yet published under applicable patent rules. Moreover, by identifying particular patent applications, the Company believes it would be disclosing confidential information regarding its patent prosecution strategy that would allow its competitors to focus their attention on specific applications and pursue strategies that may harm its ability to ultimately secure patent protection for its existing products and products under development. The Company respectfully submits that its current disclosures (as updated to reflect the change referred to above) strike an appropriate balance between the need to inform potential investors regarding the scope of the Company’s intellectual property portfolio and the need for the Company to protect its existing portfolio.

33.	Please expand the third paragraph of this section to identify the entity or person with whom you entered into the agreements mentioned here and specify the technology and products to which these agreements relate. Also disclose the royalty rate for any sublicenses that you may enter into that will be payable under the agreement, and clarify whether you have entered into any sublicenses.

Company Response:

The third paragraph of the “Business – Intellectual Property” section has been revised to provide additional disclosure regarding the technology addressed by the agreement, to disclose the royalty rate that would be associated with any sublicenses, and to clarify that no sublicenses have been entered into thus far. Please see page 80 of the Registration Statement.

However, the Company respectfully submits that it should not be required to identify the entity or person with whom it has entered into the agreement. The Company believes the material terms of the agreement, including the scope of the license, the license fees, and the technology addressed, are already disclosed. The Company believes the identity of the entity or person with

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

whom it has entered into this agreement is not meaningful to a potential investor’s understanding of the agreement or the Company’s business. In addition, the Company has never previously publicly disclosed the identity of the third-party in a manner that associates it with these specific contractual arrangements. The Company considers the identity of this third-party in the context of these specific contractual arrangements to be confidential information.

FDA’s Pre-Market Clearance and Approval Requirements, page 80

34.	Please revise your disclosure in the second paragraph under this subheading to clarify the classification of the t:slim and t:connect products for which you received FDA clearance. Further identify the classification of the t:flex device for which you plan to submit a 510(k) application and the joint t:slim/DexCom product for which you plan to submit a PMA application, as noted on page 81.

Company Response:

The second paragraph under the heading “FDA’s Pre-Market Clearance and Approval Requirements” in the “Business – Government Regulation” section has been revised to clarify the classification of the t:slim, t:connect, t:flex and t:sensor products. Please see page 81 of the Registration Statement.

Board of Directors, page 92

35.	We note your risk factor disclosure on page 32 indicating that following the offering your executive officers, directors and 5% holders may be able to determine the outcome of all matters submitted to shareholders. To the extent that you will satisfy the criteria necessary to elect treatment as a “controlled company” pursuant to NASDAQ listing rules, please revise your disclosure to discuss how this exemption could impact your corporate governance.

Company Response:

Pursuant to NASDAQ Listing Rule 5615(c) a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Company does not expect that any individual, group or company will control more than 50% of the voting power upon completion of the offering. In particular, the Company notes that it does not expect its executive officers, directors and 5% holders to be considered a “group” for purposes of NASDAQ Listing Rule 5615(c). As a result, the Company respectfully submits that, upon completion of the offering, the Company will not satisfy the criteria necessary to elect treatment as a “controlled company.”

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Market Comparisons, page 98

36.	Please expand your disclosure to identify the companies within the peer group you reference.

Company Response:

The Company wishes to clarify that it does not use compensation data from a defined set of pre-established peer group companies when making compensation decisions. Instead, the Company reviews compensation data from industry compensation surveys provided by compensation consultants such as Radford Surveys and Top 5. In response to the Staff’s comment, the Company has revised its disclosures in the “Executive Compensation—Compensation Philosophy and Objectives” section, the “Executive Compensation – Market Comparisons” section and the “Executive Compensation – Compensation Elements” section to clarify the type of compensation data relied upon in making compensation decisions and to remove references to the concept of a peer group. Please see pages 97 to 99 of the Registration Statement.

Equity-Based Awards, page 99

37.	Please expand your narrative disclosure to discuss any grants of awards to named executive officers after December 31, 2012.

Company Response:

A new fifth paragraph of the “Executive Compensation – Equity-Based Awards” section has been added in response to this request. Please see page 99 of the Registration Statement.

Description of Capital Stock, page 111

38.	Your disclosure may not be qualified by reference to state law. Please revise accordingly.

Company Response:

The introductory paragraph of the “Description of Capital Stock” section has been revised as requested. Please see page 111 of the Registration Statement.

Shares Eligible for Future Sale, page 118

39.	Please quantify the number of shares outstanding after the completion of the offering that will be subject to the lockup agreements and/or Rule 144 restrictions.

Company Response:

The “Shares Eligible for Future Sale” section has been revised as requested. Please see page 118 of the Registration Statement.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Financial Statements

40.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to update the financial statements when and to the extent required by Rule 8-08 of Regulation S-K.

Note 6. Loan and Warrant Agreements, page F-26

41.	In the first full paragraph on page F-26 it states that the fair value of the common stock of $0.96 was used to value the warrants. Please explain how this fair value was determined and tell us why it is different than the estimated fair value amounts disclosed on page 61.

Company Response:

There was no significant change in the fair value of common stock from $0.94 as of August 31, 2012 to $0.96 as of December 31, 2012. While the Company continued to sell its product during this time, the issuance of additional Series D convertible Preferred Stock in November 2012 had a dilutive effect on the fair value of the common stock. The fair value of common stock of $0.96 as of December 31, 2012 was determined by the board of directors with input from management after considering multiple objective and subjective factors, including contemporaneous valuation reports prepared by third parties. It is not included in the table on page 61 as no grants were made close to this date. The valuation was prepared to determine the value of the common stock warrants issued shortly after December 31, 2012 in connection with the Capital Royalty Partners term loan agreement. It was also used to derive the fair value of the preferred stock warrants liability as of December 31, 2012 as the valuation combined discounted cash flow, guideline company and guideline transaction valuation methods to determine the total enterprise value, which was then allocated to different classes of stock using the option pricing method. The Company respectfully refers the Staff to the response to Staff comment #24 for the explanation of the significant decrease in the common stock fair value from $15.00 included on page 61.

Note 7. Related Party Transactions, page F-26

42.	Please explain to us how you valued the shares returned by the former official in partial repayment of his note receivable and explain significant differences between that value and the estimated fair value per share disclosed on page 61.

Company Response:

The 3,325 shares returned by the former officer of the Company were valued at $15.00 per share, which was the fair value of the common stock at the time of the related-party note settlement in January 2012 (refer to footnote 7 to the Company’s financial statements included in the Registration Statement). The total value of the shares was determined to be $49,886, and there was no difference between the price per share used to value the returned shares and the fair value of the common stock at the time of the transaction disclosed on page 61.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Note 8. Stockholders’ Equity — Common Stock Options, page F-30

43.	Please explain how the price of $44 for the Series C convertible preferred stock issued in May 2009 was determined and the reason for the significant difference with the price of the Series D convertible preferred stock issuances of $4.40 in fiscal 2012 and 2013.

Company Response:

As disclosed on page F-28, in May 2009, the Company entered into agreements with new and existing investors, to collectively purchase up to 1,189,606 shares of Series C convertible preferred stock at a price of $44 per share (post-stock split). The $44 price per share was determined via an arms-length transaction with new investors who set the pricing and terms of the financing. The financing closed in January 2010.

The sale of Series C convertible preferred stock was intended to fund the Company’s operations through the commercial launch of t:slim. However, the Company experienced significant delays in receiving FDA clearance for t:slim, which related to additional testing and product development requirements that were introduced under the FDA Pump Improvement Initiative in April 2010. As these were new requirements, the Company did not have clarity as to when t:slim would receive FDA clearance and was not able to engage in longer-term financing activities until the product was cleared to be sold in the United States. In August 2011, the Company entered into bridge loan agreements with existing investors to fund its operations.

The Company received FDA clearance for t:slim in November 2011 and began an effort to raise capital to fund commercialization efforts and operational needs via a private financing at a targeted valuation greater than the Series C financing. The Company’s efforts were not successful and it was unable to obtain financing on terms that were acceptable to the board of directors. As a result, the Company entered into additional bridge loan agreements with existing stockholders and debt financing agreements with banks to fund operations as it continued fund-raising efforts. The Company continued to examine financing options with potential new investors that proposed a pre-money valuation of the Company which equated to a share offering price of $4.40 per share. The significantly lower valuation was proposed as a result of perceived risks associated with the volatile financial market, the Company’s lack of commercialization at that point, the cash requirements historically required by peer companies in the early stages of their commercialization, and estimates of cash needs to obtain profitability. Beyond the significant drop in the proposed share price, other terms and requirements proposed by the potential new investors were deemed to be unacceptable by the board of directors. In August 2012, the Company commenced its Series D financing to primarily existing stockholders in the proposed pre-money valuation range which equated to $4.40 per share.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Item 15. Recent Sales of Unregistered Securities, page II-1

44.	We note that your disclosure under caption (d) “Grants of Stock Options” is provided on an aggregate basis. Please revise to disaggregate this disclosure; for instance, disclose the dates of sale and the amounts of securities sold. Refer to Regulation S-K Item 701(a). Also revise to ensure that you have disclosed the issuances of shares upon the exercise of options for the full three year period required. Currently the disclosure in the second bullet point under caption (d) is provided through June 30, 2012, yet from your statement of shareholders’ equity it appears you issued shares upon the exercise of stock options between December 31, 2012 and June 30, 2013.

Company Response:

The disclosure in the second bullet point of the “Recent Sales of Unregistered Securities – Grants of Stock Options” section has been revised to clarify that the disclosure applies to the period from July 1, 2010 through June 30, 2013 and to otherwise update the disclosure. Please see page II-2 of the Registration Statement.

However, in response to the portion of the Staff’s comment requesting that the Company disaggregate the disclosure of the sales of securities during the three-year period, the Company respectfully submits that it should not be required to disaggregate the disclosure. First, the Registration Statement already provides, in separate bullet points, disclosure with respect to the options granted and options exercised pursuant to the 2006 Stock Incentive Plan (the “2006 Plan”). No grants or exercises of equity incentive awards under other plans were made during the covered time period. Second, in reviewing numerous registration statements for recently completed initial public offerings, it appears that it is common for issuers to aggregate option grant and exercise information over the required three-year period to the extent it relates to a particular equity incentive plan (as the Company has done with the 2006 Plan). Third, the Company believes it has provided the disclosure in a manner that “reasonably conveys” the required information in accordance with Instruction 2 to Regulation S-K Item 701. Finally, in light of the number of individual option grants and option exercises made during the three-year period, disaggregating the information would be burdensome to the Company, and the Company believes that any such additional disclosure would not be meaningful to investors.

* * * * *

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Draft Registration Statement on Form S-1 (File No. 377-00285)

September 30, 2013

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the Company’s outside legal counsel, Ryan C. Wilkins, via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, please contact me via telephone at (858) 255-6380 or via email at dberger@tandemdiabetes.com.

Sincerely,

TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger

General Counsel

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Per B. Chilstrom, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Timothy F. O’Brien, Esq.

Ryan C. Wilkins, Esq.